Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Original Predecessor		Immediate Predecessor		Successor
	Year	62 Days	304 Days	174 Days	233 Days	Year	Year	Three

	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Months Ended
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,	December 31,	March 31,

	2003	2004	2004	2005	2005	2006	2007	2008

	(in millions)
Fixed charges
a) Interest expensed and capitalized	1.3	—	8.8	7.3	24.1	52.2	70.4	11.9
b) Amortized capitalized expenses related to indebtedness (1)	—	—	8.5	8.9	1.7	26.7	4.1	0.5
c) Estimate of interest within rental expense	1.0	0.2	0.8	0.6	0.6	1.3	1.3	0.4

Total fixed charges	2.3	0.2	18.1	16.8	26.4	80.2	75.8	12.8

Adjusted earnings
a) Pre-tax income (loss) (2)	27.9	11.2	83.5	88.5	(182.2)	311.4	(156.3)	29.1
b) Fixed charges	—	0.2	18.1	16.8	26.4	80.2	75.8	12.8
c) Amortization of capitalized interest	—	—	—	—	—	0.1	0.5	0.3
d) Interest capitalized	—	—		(0.3)	(0.8)	(11.6)	(12.0)	(1.1)

Adjusted earnings	27.9	11.4	101.6	105.0	(156.6)	380.1	(92.0)	41.1

Ratio of earnings to fixed charges (3)	12.1x	57.0x	5.6x	6.3x	—	4.7x	—	3.2x

(1)	Includes the write-off of $7.2 million of deferred financing costs in connection with the refinancing of our senior secured credit facility on May 10, 2004; $8.1 million of deferred financing costs in connection with the refinancing of our senior secured credit facility on June 23, 2005; $23.4 million in connection with the refinancing of our senior secured credit facility on December 28, 2006 and $1.3 million in connection with the repayment and termination of three credit facilities on October 26, 2007.

(2)	Pre-tax income (loss) for the calculation of ratio of income to fixed charges is defined as pre-tax income (loss) from continuing operations before adjustments for minority interest in consolidated subsidiary.

(3)	Earnings were insufficient to cover fixed charges by $183.0 million and $167.8 million for the 233 days ended December 31, 2005 and the year ended December 31, 2007, respectively.